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                 November 9, 2021

       Michael E. LaRocco
       Chief Executive Officer
       State Auto Financial Corporation
       518 East Broad Street
       Columbus, OH 43215-3976

                                                        Re: State Auto
Financial Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2021
                                                            File No. 333-260764

       Dear Mr. LaRocco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance